GENTOR RESOURCES INC.

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER OF 2013

The following management’s discussion and analysis (“MD&A”), which is dated as of November 27, 2013, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (“Gentor” or the “Company”) as at and for the three and nine month periods ended September 30, 2013 as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2013 (the “Interim Financial Statements”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2012. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated April 30, 2013, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of minerals will be produced), changes in equity markets, copper recoveries being less  than those indicated by the metallurgical testwork carried out to date (there can be no assurance that copper recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Oman or Turkey, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s current main areas of activity are located in the Sultanate of Oman and Turkey, both of which host sectors of the Tethyan Metallogenic Belt prospective for volcanic massive sulphide (“VMS”) deposits. Under earn-in agreements with the permit holders, the Company controls rights to the Block 5 and Block 6 exploration permits in Oman. In Turkey, following the identification by the Company of surface gossans in distal VMS settings, the Company has negotiated two joint venture option agreements with two local Turkish entities. The option agreement that the Company had with respect to the Hacimeter exploration permit in Turkey expired in April 2013. The prime target in these areas in Oman and Turkey is copper; however there is a strong association with other base metals and gold. No exploration was undertaken at the Company’s molybdenum tungsten project in east central Idaho in the U.S. (the “Idaho project”) during the nine months ended September 30, 2013. In December 2012, the Company issued a press release announcing that it had entered into an agreement to sell all of its shares of Gentor Idaho, Inc. for nominal consideration to Lloyd J. Bardswich, who is the sole director and officer of Gentor Idaho, Inc., a wholly owned subsidiary of the Company which holds the Idaho project. This transaction had not been completed as at the date of this MD&A and is subject to the approval by the TSX Venture Exchange.

Oman

The Company’s exploration activities in the Sultanate of Oman (at a delayed pace given the current difficulties in raising exploration capital) relate to the Block 5 and Block 6 exploration permit areas. The work programs for fiscal 2011 and fiscal 2012 consisted mainly of resource drilling and resource estimation at the Mahab 4 and Maqail South prospects, and exploration drilling of geological, geophysical and Versatile Time-Domain Electromagnetic (“VTEM”) targets in the wider permit areas.

Exploration on the Block 5 and Block 6 permit areas between fiscal 2011 and fiscal 2012 had an increased focus on geological-geophysical targets in addition to ongoing testing of VTEM anomalies. Of the 14 prospects drilled during fiscal 2012, 6 were geological targets, 3 were combined geological-geophysical targets and 5 were VTEM anomalies. Thirty six diamond drill holes were completed for approximately 3,800 metres between early January and late July 2012, when drilling stopped. VMS related mineralisation was identified at Maqail, where boulders of massive sulphide were identified in a road cut and intersected in drill core. Significant disseminated to stringer style sulphide mineralisation was also intersected in drill core at Dahwa and Shebibat West. A ground electromagnetic (“EM”) survey program designed to delineate any associated massive sulphide at depth is the next step for both prospects. Coverage of areas along strike and down-dip from known VMS mineralisation at Mahab 4, Maqail South and Maqail will be included in this program. At the end of fiscal 2012, 21 of the original 46 non-cultural VTEM anomalies (46%) had been drill tested. This work has led to the discovery of two new VMS deposits at Mahab 4 and Maqail South, both in Block 5. Of the 25 remaining un-drilled VTEM anomalies, 5 are considered a high priority for future drilling while 9 are hosted in rock types considered unlikely to host VMS mineralisation.

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Mahab 4 Prospect

The Mahab 4 prospect discovery in Block 5 was made late in fiscal 2010 by following up a high priority positive EM response from the regional (helicopter-borne) VTEM survey flown in April and May of 2010. The VTEM survey highlighted a strong three line (+300 metre) long conductor coincident with a specific horizon within the basalt stratigraphy of the Semail Ophiolite package. The Mahab 4 prospect VTEM anomaly was prioritized for early drilling on the identification of a small surface gossan, exposed malachite and azurite (copper oxides) and the intercalated purple, sea floor sediments (umbers) within the basalt stratigraphy. The anomaly had not been previously drilled or trenched.

The stratigraphic position of the Mahab 4 discovery is the most commonly known mineralised horizon in the Semail Ophiolite of Oman and has been named the "Hatta Position". Along strike to the north, this stratigraphic horizon is believed to host the Hatta deposits being mined by Mawarid Mining LLC, as well as the Lasail, Bayda and Aadja pits mined out by the government parastatal company OMCO in the 1980s and 1990s. Within Block 5, small VMS deposits have been identified on the same horizon at Harah Kilab and Mahab 3 to the north.

Two diamond drill holes for ~315 metres were completed at Mahab 4 during January 2012. These represented the completion of a resource drilling program totaling 50 drill holes for ~6,169 metres that began in February 2011.

H&S Consultants Pty. Ltd. (“H&S”), an Australian based minerals consultancy firm, was commissioned to produce a maiden National Instrument 43-101 resource estimate for Mahab 4. The results of this work were announced by the Company in June 2012; VMS mineralisation at Mahab 4 comprised an Indicated Mineral Resource of 916 kt @ 2.8% Cu, 0.18 g/t Au and 0.54% Zn and an Inferred Mineral Resource of 590 kt @ 0.9% Cu. These resources included a high grade massive sulphide Indicated Mineral Resource component of 400 kt @ 5.0% Cu, 0.35 g/t Au and 0.96% Zn.

Wardell Armstrong, a U.K. based metallurgical consultancy, was commissioned to undertake scoping level testwork on Mahab 4 mineralisation in early 2012. Two phases of testwork were completed during fiscal year 2012; results from the first were announced by the Company in April 2012. The first phase of testwork considered a composite drill core sample of primary massive sulphide with a head grade of 9.77% Cu. This was successfully upgraded by standard flotation conditions to produce marketable concentrate grades of 20-27% copper at recoveries of 90-94%. The second phase of testwork considered composite massive sulphide and quartz vein stringer samples with representative head grades of 4.05% Cu and 0.86% Cu respectively. For the massive sulphide composite, rougher flotation followed by a single cleaner stage recovered 88.5% of the copper to a concentrate grading 21.4% Cu. For the quartz vein stringer composite, a similar process recovered 90.9% of the copper to a concentrate grading 28.4% Cu.

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Maqail South Prospect

The Maqail South prospect was discovered in 2010 by following up a high priority (helicopter-borne) VTEM target from the VTEM survey flown in Block 5 during April and May 2010. The anomaly consisted of a strong 200 metre by 100 metre conductor and associated weaker response, located near the Maqail group of targets previously investigated by the Japan International Cooperation Agency in the 1990's.

Drilling at the Maqail South prospect began in August of 2010 using track-mounted rigs. Discovery came following the identification of several key Cyprus-type VMS exploration vectors in holes GRB5D004 and GRB5D007 - namely a moderately altered/weakly mineralised footwall sequence and seafloor sediments containing sulphide disseminations and weak stringers. Holes GRB5D0023, GRB5D0024 and GRB5D031 intersected 6 metres to 13 metres of mound facies massive sulphide associated with the Geotimes - Lasail seafloor position at depths of between 35 metres and 70 metres below the top of the ridge.

Seven diamond drill holes for ~413.5 metres were completed at Maqail South during January and February of 2012. These represented the completion of a resource drilling program totaling 30 drill holes for ~2,668 metres that began in March 2011.

H&S were commissioned to produce a maiden National Instrument 43-101 resource estimate for Maqail South. The results of this work were announced by the Company in June 2012: VMS mineralisation at Maqail South comprised Inferred Mineral Resources of 160 kt @ 3.8% Cu and 0.14 g/t Au.

Wardell Armstrong was commissioned to undertake scoping level testwork on Maqail South mineralisation in early 2012. A single phase of testwork considered a composite drill core sample of primary massive sulphide with a representative head grade of 3.61% Cu. Rougher flotation followed by a single cleaner stage recovered 94.5% of the copper to a concentrate grading 27.7% Cu.

Turkey

The Company’s exploration activities in Turkey during fiscal year 2012 comprised detailed geological and geophysical investigations at the Hacimeter prospect and more general terrain scale prioritization, target generation and opportunity identification elsewhere in Turkey. The latter involved the acquisition and development of a regional exploration database, desk top prospectively reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work has led to the identification of several highly prospective VMS exploration targets which are being followed up during 2013 (exploration has been conducted at a reduced rate in 2013 given the current difficulties in raising exploration capital). Following the identification by the Company of several surface gossans in distal VMS settings, the Company has negotiated joint venture option agreements with two local Turkish entities with details as follows:

The First JV Option Agreement

An option agreement was signed with the first JV partner for a 50% share of three permits in the Boyabat area, with the following terms:

•	A $60,000 cash payment on signature.
•	A minimum expenditure of $140,000, including at least 1,000 metres of drilling, within the option period.

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•	Gentor has the right to purchase the VMS rights on the permits for $1,000,000 cash.
•	On expiry of the option period on June 18, 2014, Gentor has the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.
•	At 75% the JV partner has the right to either contribute or dilute to 10% and subsequently convert to a 2% NSR royalty.

The Second JV Option Agreement

An option agreement was signed with a second JV partner for a 50% interest in three additional permits in the Boyabat area, with the following terms:

•	A $60,000 cash payment on signature.
•	A minimum expenditure of $140,000 over the option period.
•	On expiry of the option period on May 15, 2014, Gentor has the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.
•	At 75% the JV partner has the right to contribute or dilute to 10% on a formula.
•	Below 10% the JV partner has the right to convert to a 2% NSR or be carried through the development stage with Gentor recovering all costs from first production plus a loan coupon.

Having discovered further VMS mineralisation, but of insufficient size to eventually establish a commercial mining operation at the Hacimeter prospect, Gentor has allowed the Besler option agreement in respect of the Hacimeter prospect to expire without continuing to form a joint venture.

Outlook

Oman

A reduced exploration program for Oman has been implemented for 2013 in line with current poor market conditions. In a press release dated October 7, 2013 the Company stated that, in light of continued depressed market conditions, it is proposing to undertake a strategic review of its Oman properties over the coming months.

Turkey

From the Company’s office base in Ankara, the Company continues its assessment of Turkish projects with a view to the possibility of further joint ventures or acquisition deals. The Company continues its regional evaluation and assessment in the search for volcanogenic massive sulphide mineralisation, in particular.

Qualified Person

Dr. Peter Ruxton, the Company’s President and Chief Executive Officer and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Report

Additional information with respect to the Company’s Omani properties is contained in the technical report prepared by H&S Consultants Pty. Ltd., dated June 29, 2012 and entitled "Technical Report on Mineral Resources at Mahab 4 and Maqail South and Exploration Potential of Block 5 and Block 6, Sultanate of Oman". A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company in this MD&A, such as "Inferred Mineral Resources" and "Indicated Mineral Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to closely consider all of the disclosures in the Company's annual report on Form 20-F dated April 30, 2013 relating to the year ended December 31, 2012 and other reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the three and nine month periods ended September 30, 2013, the Company reported a net loss of $428,681 ($0.01 per share) and $2,056,877 ($0.03 per share), respectively, as compared to a net loss of $1,312,165 ($0.02 per share) and $4,066,133 ($0.06 per share) for the same respective periods in 2012. During the three and nine month periods ended September 30, 2013, variances in operating expenses occurred in the expense categories described below as compared to the same respective periods in 2012.

Field camps

Field camps expenses decreased to $35,394 and $295,456 during the three and nine month periods ended September 30, 2013, respectively, from $117,622 and $301,676 incurred during the same respective periods of 2012. The decrease in this category was mainly due to reduction of exploration activities related to the Turkey projects.

Geophysics

Geophysics expenses decreased to $(5,343) and increased to $202,060 during the respective three and nine month periods ended September 30, 2013 from $146,370 and $149,743 incurred during the same respective periods of 2012. The decrease in this category for the three month period ended September 30, 2013 compared to the same period in the previous year relates to the timing of geophysics activity. In 2013, the majority of activity occurred in the second quarter whereas the majority of the activity in 2012 occurred in the third quarter. The increase of the nine month period ended September 30, 2013 compared to the same period in 2012 is attributed to higher consulting costs related to the Hacimeter project in 2013.

Geochemistry

Geochemistry expenses decreased to $(104) and $4,144, during the respective three and nine month periods ended September 30, 2013 from $21,361 and $55,344 incurred during the same respective periods of 2012. The decrease in this category was mainly due to a decrease in assaying activities in Oman during the first three quarters of 2013.

Geology

Geology expenses decreased to $21,208 and $90,835 during the three and nine month periods ended September 30, 2013, respectively, compared to $112,880 and $394,356 during the corresponding periods of 2012. The decrease in this category was due to decreased geological exploration activities in Oman during the first three quarters of 2013.

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Drilling

Drilling expenses decreased to $nil for both three and nine month periods ended September 30, 2013, compared to $318,706 and $671,586 incurred during the respective three and nine month periods ended September 30, 2012. The decrease in this category was due to no drilling activity being undertaken by the Company to conserve funds.

Consulting and professional fees

Consulting and professional fees decreased to $5,857 and $93,659 during the three and nine month periods ended September 30, 2013, compared to $14,796 and $395,189 during the corresponding periods of 2012. The higher fees in 2012 as compared to 2013 were mainly due to higher legal costs incurred related to the corporate reorganization (the “Corporate Reorganization”) completed by the Company during the first quarter of 2012.

General and administrative

General and administrative expenses decreased to $371,548 and $1,320,752 during the three and nine month periods ended September 30, 2013, compared to $543,925 and $2,159,513 incurred during the corresponding periods of 2012. The expense items listed below are included in general and administrative expenses:

Travel and promotion

The Company incurred travel and promotion expenses of $11,210 and $44,891, respectively, during the three and nine month periods ended September 30, 2013, compared to $17,421 and $109,134, for the corresponding periods of 2012. The decrease in 2013 was due to decreased business promotion activities and travels to Turkey, and Oman.

Employee benefits

The Company’s employee benefits expense decreased to $302,810 and $1,214,532, respectively, for the three and nine month periods ended September 30, 2013 compared to $399,696 and $1,242,492 for the corresponding periods of 2012 due to a decrease in personnel company-wide in 2013.

Office and sundry

Office and sundry expenses decreased to $21,790 and $164,068, respectively, for the three and nine month periods ended September 30, 2013 compared to $85,225 and $217,768 for the corresponding periods of 2012, due to the reduction of administration costs by the Company to conserve funds.

Foreign exchange loss

The Company recorded a foreign exchange loss of $15,924 and a foreign exchange gain of $162,608 during the respective three and nine month periods ended September 30, 2013, compared to a foreign exchange loss of $64,106 and $77,598, respectively, for the three and nine month periods ended September 30, 2012, due to fluctuations in the value of the United States dollar relative to the Canadian dollar, Omani rial and Turkish Lira.

Stock based compensation

The fair value of employee stock based compensation expenses recorded during the three and nine month periods ended September 30, 2013 was $19,815 and $59,870, respectively, compared to $142,853 and $502,522 recorded during the corresponding periods in 2012. The decrease in 2013 is related to a larger number of stock options granted and vested in 2012 compared to 2013.

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Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of fiscal 2013. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

	2013	2013	2013	2012
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net loss	$(428,681)	$(1,066,123)	$(562,073)	$(1,204,587)
Net loss per share	$(0.01)	$(0.02)	$(0.01)	$(0.02)

	2012	2012	2012	2011
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net loss	$(1,312,165)	$(1,632,221)	$(1,121,747)	$(2,255,227)
Net loss per share	$(0.02)	$(0.03)	$(0.02)	$(0.03)

The Company reported a net loss of $428,681 during the third quarter of 2013 compared to a net loss of $1,066,123 in the second quarter of 2013. The decrease of $637,442 in the third quarter is mainly attributed to the reduction in field camp and geophysics expenses with respect to exploration activities related to Turkey.

The Company reported a net loss of $1,066,123 during the second quarter of 2013 compared to a net loss of $562,073 in the first quarter of 2013. The increase of $504,050 in the second quarter was mainly due to increased field camp and geophysics activity related to Turkey.

The Company reported a net loss of $562,073 during the first quarter of 2013 compared to a net loss of $1,204,587 in the fourth quarter of 2012. The decrease of $642,514 was mainly due to decreased general and administration expenses of $534,632 and decreased professional fees of $83,110.

The Company reported a net loss of $1,204,587 during the fourth quarter of 2012 compared to a net loss of $1,312,165 in the third quarter of 2012. The decrease of $107,578 was mainly due to decreased drilling and geophysics expenses that were partially offset by increased general and administrative expenses.

The Company reported a net loss of $1,312,165 during the third quarter of 2012 compared to a net loss of $1,632,221 in the second quarter of 2012. The decrease of $320,056 was mainly due to decreased general and administration expenses related to new Turkey project costs incurred in the second quarter of 2012 that were not incurred in the third quarter of 2012. The decrease in costs was partially offset by increased drilling (in Turkey) expenses in the third quarter of 2012.

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The Company reported a net loss of $1,632,221 during the second quarter of 2012 compared to a net loss of $1,121,747 in the first quarter of 2012. The increase of $510,474 was mainly due to increased general and administration expenses due to the new project in Turkey and costs associated with set up in that region.

The Company reported a net loss of $1,121,747 during the first quarter of 2012 compared to a net loss of $2,255,227 in the fourth quarter of 2011. The decrease of $866,520 was mainly due to decreased general and administration expenses due to Corporate Reorganization costs incurred in the fourth quarter of 2011.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at September 30, 2013 was $157,627 compared to $1,689,511 as at December 31, 2012. The foregoing decrease in the cash balance was primarily due to operating activities, which consisted of exploration activities, general corporate costs and administrative costs.

Based on 2013 plans, the Company anticipates that the Company’s current cash position is sufficient to fund its activities and corporate overhead until the end of 2013. The Company will need to raise additional funds to meet its financial obligations and to continue its activities into 2014. The Company expects to raise such additional funds through offerings of its equity securities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Total assets as at September 30, 2013 were $18,754,949 compared to $20,410,407 as at December 31, 2012. The change in these balances reflects the depreciation of capital assets, and the general disbursement of funds mainly in relation to the Company’s exploration activities, since December 31, 2012.

Current liabilities as at September 30, 2013 were $822,032 compared to $571,319 as at December 31, 2012. This increase in current liabilities is the result of timing of payment of accounts payable and amounts due to related parties incurred during 2013.

Exploration and Evaluation Expenditures

The following tables provide a breakdown of the Company's exploration and evaluation expenditures incurred during the nine months ended September 30, 2013 and September 30, 2012:

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September 30, 2013	Oman Project	Idaho Project	Turkey Project	Total
Field camps expenses	47,703	-	247,753	295,456
Geophysics	2,708	-	194,352	197,060
Surveying	-	-	-	-
Geochemistry	370	-	3,774	4,144
Geology	-	-	-	-
Mineral properties	-	-	-	-
Drilling	-	-	-	-
Environmental testing	-	-	-	-
Professional fees	12,864	-	6,207	19,071
General & administration	841,540	4,095	32,450	878,085
Foreign exchange	3,809		(187,103)	(183,294)
Stock compensation expense	90,835	-	-	90,835
Depreciation and amortization	38,936	-	13,511	52,447
TOTAL	$1,038,765	$4,095	$310,944	$1,353,804

September 30, 2012	Oman Project	Idaho Project	Turkey Project	Total
Field camp expenses	85,079	-	216,597	301,676
Geophysics	1,339	-	98,403	99,742
Surveying	82,288	-	5,299	87,587
Geochemistry	37,153	-	18,191	55,344
Geology	78,742	-	-	78,742
Mineral properties	-	50,000	-	50,000
Drilling	401,348	-	270,238	671,586
Environmental testing	10,776	-	-	10,776
Professional fees	28,845	2,078	17,914	48,837
General & administration	978,809	8,095	439,631	1,426,535
Stock compensation expense	315,614	-	-	315,614
Depreciation and amortization	42,804	-	13,511	56,315
Gain on capital asset sale	-	(100)	-	(100)
TOTAL	$2,062,797	$60,073	$1,079,784	$3,202,654

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0001 per share. As at November 27, 2013, the Company had outstanding 62,753,840 common shares and 1,425,000 stock options.

Related Party Transactions

As of September 30, 2013, a balance of $79,840 advanced to the Company from Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho) was outstanding (December 31, 2012 - $79,840).  This advance is unsecured, non-interest bearing and re-payable upon demand.

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As of September 30, 2013, an amount of $4,296 (December 31, 2012 - $733) was due to Tembo Capital LLP of which Peter Ruxton, a director and officer of the Company, is a partner. During the three and nine months ended September 30, 2013, the Company reimbursed to this entity travel and other office expenses incurred on behalf of this director and officer of the Company in the amount of $nil and $8,840, respectively (September 30, 2012 - $nil and $22,266, respectively).

As of September 30, 2013, an amount of $5,434 (December 31, 2012 - $3,171) representing common office expenses was due to Banro Corporation, a corporation with common directors.

As of September 30, 2013, an amount of $90,000 (December 31, 2012 - $nil) was advanced to the Company by Arnold Kondrat, a director and officer of the Company.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”).  ASU 2013-11 requires an entity to report an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective prospectively for interim and annual periods beginning after December 15, 2013, with early adoption permitted.  The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”).  ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  ASU 2013-02 is effective prospectively for interim and annual periods beginning after December 15, 2012, with early adoption permitted.  The adoption of this amendment in 2013 did not have a material effect on the presentation of the Company’s consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

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Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements included the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the nine months ended September 30, 2013 and 2012. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less cost to sell.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to nil at the balance sheet date.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statement if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At September 30, 2013, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

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Stock based compensation

The Company has a stock option plan, which is described in note 9(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted in 2012 (no options granted in 2013) based on the following assumptions:

(i)	Risk-free interest rate: nil%, which is based on the 3-5 year Bank of Canada marketable bonds average yield (December 31, 2012 – 0.81% - 0.91%).
(ii)	Expected volatility: nil%, which is based on the Company’s historical stock price (December 31, 2012 – 67.11% - 67.33%)
(iii)	Expected life: nil (December 31, 2012 – 5 years).
(iv)	Expected dividends: $nil (December 31, 2012 - $nil).

Fair value of financial instruments

The Company follows SFAS 157 (ASC 820-10) for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani rials, Canadian dollars and Turkish Lira.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

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The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2013. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani rial, the Turkish Lira and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani rial, Turkish lira and Canadian dollar would have had the equal but opposite effect as at September 30, 2013.

	Omani Rial	Canadian Dollar	Turkish Lira
	$	$	$
Cash	15,900	17,357	12,940
Prepaids and advances	3,000	9,157	327,800
Accounts payable	-	(101,909)	(9,144)
Accrued liabilities	(102,377)	-	-
Total foreign currency working capital	(83,477)	(75,395)	331,596
US$ exchange rate at September 30, 2013	2.5903	0.9706	0.4918
Total foreign currency net working capital in US$	(216,230)	(73,178)	163,079
Impact of a 10% strengthening of the US$ on net loss	(21,623)	(7,318)	16,308

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

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All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of minerals will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's activities in Oman and Turkey, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 30, 2013 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

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